Trading Symbol TSX-VE: GGC

Genco Announces Results of Continued Drilling on the Creston Target &
Commencement of Feasibility Study

July 18th, 2007 – Genco Resources Ltd. (TSX Venture Exchange: GGC) announces the results of ongoing exploration drilling at its La Guitarra mine complex located in the Temascaltepec Mining District of Mexico. Drilling on the Creston target continues to yield positive results including drill hole GRH-34 with 40.5 meters grading 123 grams per tonne (g/t) silver and 0.27 g/t gold and drill hole GRH-49 with 43.5 meters grading 115 g/t silver and 0.35 g/t gold.

Genco also reports that it has commissioned a Feasibility Study for the construction of a heap leach and conventional milling processing plant with a combined capacity totalling 5,000 tonnes per day for annualized capacity of 1.8 million tonnes of ore. This plant will be designed to process ore from both the out cropping bulk tonnage Creston deposit and increased production from the high grade underground silver gold ores historically mined at La Guitarra and in other parts of the district. Kappes Cassiday & Associates is the lead engineering firm for this feasibility study.

The Creston target is an outcropping which appears capable of being a bulk tonnage deposit hosted in the La Guitarra shear zone. It consists of stockwork veining, breccias and silicification surrounding the historically mined high grade ore shoots in La Guitarra mine. Drilling and trenching have shown the deposit extends for a minimum strike length of 2.3 kilometres into the San Rafael mine and beneath post mineral basalt. The deposit pinches and swells with widths ranging from several meters to over 60 meters. Approximately 70% of the strike length appears thus far to contain economically interesting mineralization.

The following tables detail the results of drilling on the Creston target to date. Tabulations are broken out by data included in the December 31, 2006 resource and reserve estimation (see news release dated May 16, 2007) and more recently acquired data not included in the resource estimation.

Creston Drill Intersections Information Included in Year End 2006 Resource Estimation
Drill Hole	From (m)	To (m)	Interval (m)	Au g/t	Ag g/t	eAg g/t
GDH-42	10.5	34.0	23.5	0.12	29	35
GDH-44	0.0	6.0	6.0	0.07	163	167
and	20.5	33.5	13.0	0.70	129	164
GDH-46	25.0	51.0	26.0	0.06	41	44
GDH-47	30.7	60.0	29.3	0.32	114	130
C-1	0.0	17.5	17.5	1.12	55	111
C-2	0.0	23.2	23.2	2.03	113	214
C-4	0.0	17.4	17.4	0.16	43	51

Trading Symbol TSX-VE: GGC

Creston Drill Intersections Information Included in Year End 2006 Resource Estimation
Drill Hole	From (m)	To (m)	Interval (m)	Au g/t	Ag g/t	eAg g/t
C-5	5.5	18.5	13.0	0.28	75	89
C-6	9.0	20.2	11.2	0.52	81	106
C-7	25.9	51.6	25.7	0.49	72	96
C-8	7.1	20.3	13.2	0.32	46	62
C-9	10.1	22.9	12.8	0.16	22	30
C-10	30.5	49.2	18.7	0.21	37	48
C-11	0.0	28.5	28.5	1.64	101	183
C-12	0.0	27.7	27.7	0.51	72	97
C-13	0.0	6.2	6.2	4.87	184	427
and	14.4	49.1	34.8	0.23	60	72
C-14	0.0	25.4	25.4	1.04	53	105
C-15*	18.3	26.0	7.8	0.46	35	58
C-16*	29.0	34.5	5.5	0.83	140	182
GRH-1	0.0	9.3	9.3	4.61	401	631
and	12.8	36.8	24	0.49	78	102
GRH-2	0.0	12.5	12.5	11.17	168	727
and	17.0	30.0	13.0	0.53	242	269
GRH-3	0.0	5.1	5.1	11.29	215	779
GRH-4	0.0	34.0	34.0	0.32	56	72
GRH-5	0.0	32.0	32.0	0.78	148	187
GRH-6	0.0	12.1	12.1	0.56	26	54
and	25.0	41.0	16.0	1.10	145	200
GRH-7	3.5	7.5	4.0	0.40	9	29
GRH-10	0.0	26.8	26.8	2.35	94	212
GRH-11	2.5	20.5	18.0	0.34	22	39
GRH-19	38.7	43.2	4.5	0.13	27	34
GRH-20	51.8	54.8	3.0	0.27	25	38
GRH-21	56.3	71.3	15.0	0.22	31	42
GRH-22	11.6	17.6	6.0	0.44	86	107
and	20.6	28.1	7.5	2.01	175	276
GRH-23	2.4	11.4	9.0	0.92	279	325
and	23.4	39.9	16.5	0.42	57	78
and	60.9	63.9	3.0	8.62	427	858
and	70.5	72.0	1.5	10.15	871	1,379
GRH-24	2.6	26.6	24.0	0.43	56	78
GRH-25	2.8	23.8	21.0	0.15	70	78
GRH-26	13.1	92.6	79.5	0.21	27	38
includes	53.6	73.1	19.5	0.77	50	88
GRH-27	7.1	82.1	75.0	0.58	78	107

Trading Symbol TSX-VE: GGC

Creston Drill Intersections Information Included in Year End 2006 Resource Estimation
Drill Hole	From (m)	To (m)	Interval (m)	Au g/t	Ag g/t	eAg g/t
GRH-28	74.7	77.7	3	0.81	190	230
and	83.7	86.7	3	7.45	236	608
and	89.7	112.2	22.5	0.55	131	159
GRH-29	24.9	38.4	13.5	0.21	80	91
and	42.9	50.4	7.5	1.51	102	177
GRH-30	27.8	42.8	15	1.42	47	118
Italicized Intervals separated by Mine Voids

The silver equivalent (“eAg) calculation is based on US$550/oz gold and US$11/oz silver for a gold for a 1:50 gold:silver ratio. This calculation is consistent with the methodology used in the Company’s latest report on reserves and resources dated May 15, 2006. A recovery factor of 100% of for silver and gold is used for calculating the eAg, actual metal recoveries will be less. All holes with prefixed by C, GRH-1 through 8 and GDH-42,44, 46 and 47 were previously released (see news release dated December 11, 2006). Drill holes GRH- 12 through 18 returned low grade intersections, C-3 was abandoned before intersecting the mineralized zone.

The following tabulates drill hole intersections for holes completed after the data cut-off date for the December 31, 2006 resource estimation.

Creston Drill Intersections Information Not Included in the Year End 2006 Resource Estimation
Drill Hole	From (m)	To (m)	Interval (m)	Au g/t	Ag g/t	eAg g/t
GRH-31	19.0	28.0	9	0.08	39	43
And	47.5	55.0	7.5	<0.05	29	29
GRH-32	25.0	43.0	18	1.14	61	118
GRH-33	22.0	28.0	6	0.06	107	110
And	30.0	47.5	17.5	0.82	97	138
GRH-34	4.1	44.6	40.5	0.27	123	137
And	50.6	52.1	1.5	0.74	372	409
GRH-35	0.0	19.0	19	0.18	53	62
GRH-36	0.0	19.0	19	0.48	140	164
GRH-37	0.0	7.0	7	0.60	134	164
And	10.0	11.5	1.5	0.55	426	10
And	17.5	22.0	4.5	0.10	42	39
GRH-38	0.0	8.0	8	2.56	30	158
GRH-39	0.0	12.5	12.5	0.38	35	54
GRH-40	1.9	27.4	25.5	0.13	45	51
GRH-41	8.2	42.7	34.5	0.31	65	80

Trading Symbol TSX-VE: GGC

Creston Drill Intersections Information Not Included in the Year End 2006 Resource Estimation
Drill Hole	From (m)	To (m)	Interval (m)	Au g/t	Ag g/t	eAg g/t
And	53.2	57.7	4.5	0.08	72	76
GRH-42	18.3	33.3	15	0.24	187	199
And	40.8	43.8	3	6.23	378	689
And	45.3	58.8	13.5	0.12	143	149
GRH-43	5.5	29.5	24	0.075	61	65
And	31.0	59.5	28.5	<0.05	40	40
GRH-44	6.6	35.1	28.5	0.26	46	59
GRH-45	11.4	39.9	28.5	1.39	75	144
GRH-46	6.8	23.3	16.5	0.63	76	108
And	24.8	57.8	33.0	0.27	100	113
GRH-47	0.0	32.3	32.3	0.44	56	78
GRH-48	6.3	16.8	10.5	0.11	53	59
GRH-49	42.9	86.4	43.5	0.35	115	132
includes	79.5	82.5	3.00	0.21	739	749
GRH-50	47.5	50.5	3	0.63	61	92
And	54.95	81.95	30	0.20	53	63
GRH-53	34.0	59.5	25.5	2.03	61	163
GRH-54	17.4	30.9	13.5	0.55	24	51
GRH-56	55.2	67.2	12	0.72	67	103
And	73.2	82.2	9	0.67	27	60
GRH-57	24.9	30.9	6	0.32	31	47
GRH-58	0.0	7.0	7	0.07	42	45
GRH-59	34.1	43.1	9	0.92	64	110
GRH-60	0	22	22	0.11	20	25
GRH-62	33.9	45.9	12	0.31	39	55
GRH-63	45.9	59.4	13.5	0.62	46	77
GRH-64	41.3	74.3	33	0.41	43	63
GRH-65	88.2	104.7	16.5	1.48	76	150
GRH-66	67.1	86.6	19.5	0.54	23	50
and	97.1	103.1	6	0.82	11	52
and	107.6	118.1	10.5	3.07	124	277
GRH-67	40.2	47.7	7.5	0.53	36	63
and	77.4	84.9	7.5	2.59	161	291
and	86.1	102.6	16.5	0.42	30	51
GRH-69	46.0	55.0	9	1.13	77	134
GRH-70	76.4	94.4	18	0.27	65	78
GRH-71	70.2	82.2	12	0.32	29	45
and	86.7	111.0	24.4	0.42	107	128
GRH-72	44.6	50.6	6	1.07	59	128

Trading Symbol TSX-VE: GGC

Creston Drill Intersections Information Not Included in the Year End 2006 Resource Estimation
Drill Hole	From (m)	To (m)	Interval (m)	Au g/t	Ag g/t	eAg g/t
and	56.6	79.1	22.5	0.25	59	128
GRH-73	70.3	100.3	30	0.64	76	134
GRH-74	119.6	131.6	12	0.56	70	108
and	140.6	154.1	13.5	0.15	38	41
GDH-44	0.0	6.0	6	0.07	163	167
and	20.5	33.5	13	0.70	129	164
GDH-76	37.5	41.2	3.7	0.77	64	103
and	50.0	64.0	14	0.10	26	31
GDH-88	79.5	89.1	9.6	<0.05	32	32
GDH-89	107.3	133.5	26.2	<0.05	46	46
GDH-117	60.0	77.4	17.4	1.29	18	82
Italicized Intervals separated by Mine Voids

Drill holes GRH-51, 52, 54, 55 and GDH-55 were abandoned and GRH-61 intersected only low grade mineralization. GDH-86 was a drilled for metallurgical samples. Assays are pending for GRH-68. True thickness of the intervals sited in this news release range from 50% to 100% true width. Approximately 50% of the holes did not penetrate the full width of the mineralized zone.

Drill holes with a prefix of GRH were drilled using a reverse circulation drill, GDC and C holes were drilled using a core drill. The GDH holes used HQ and NQ size drill steel, the C holes BQ and ATW drill steel. Drilling was carried out by BDW Drilling Ltd. or by La Guitarra drill department.

Drilling in the Creston target to date has returned a weighted an average grade of 0.76 g/t gold and 79 g/t silver. To date 90% of the holes drilled have intersected economically interesting bulk tonnage type grades.

Test mining and processing of ore from the Creston zone in La Guitarra Mill’s flotation plant occurred during the first quarter of 2007. This initially ore processed during this test resulted in flotation recoveries in the upper 60% range for both gold and silver. By the end of the test period recoveries had increased to 80% to 84% following process optimization.

As part of the feasibility study, both column and bottle roll metallurgical tests are underway at Kappes Cassiday & Associates’ laboratory in Reno, Nevada. These tests will provide data to determine mill versus heap leach cutoff grades, projected recoveries and the optimal crush size for the heap. As additional drill data and recovery estimates are acquired both open pit and underground bulk mining techniques will be examined during reserve estimations to determine the most cost effective, environmentally suitable mining method.

Trading Symbol TSX-VE: GGC

Genco’s President Gregory K. Liller states “The Creston target is the first of our bulk tonnage targets to receive systematic drilling and the results to date have exceeded expectations. In addition several other areas in the district have been identified with similar geologic characteristics.

The preliminary results of metallurgical tests have been encouraging and we hope to have sufficient data to complete the feasibility study in the first quarter of next year. Should the exploration of the other bulk tonnage targets produce similar results to the Creston target and the feasibility study deliver a positive production decision, the Temascaltepec Mining District and Genco Resources could have a bright and promising future.”

Qualified Person
All technical information contained in this release has been based on information prepared by, or under the supervision of, a director of the Company, James M. McDonald, P. Geol., a ‘qualified person’ for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects. He has verified the foregoing data, including sampling, analytical and test data underlying such information.

Quality Control & Assurance
Genco has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. All drill core is sawn in half and one-half is split, bagged and picked up by ALS Chemex personnel on site. Reverse circulation drilling samples are split into two samples at the drill, bagged and one sample is pickup by ALS Chemex personnel. The retained samples of core or reverse circulation cuttings are saved for future check assaying or metallurgical work.

Samples picked up by ALS Chemex are transported to their Guadalajara, Mexico, preparatory laboratory, logged in to the computer tracking system, crushed, split and a pulp sample prepared. The pulp sample is sent to ALS Chemex's laboratory in Vancouver B.C. for analysis. The analytical technique used is Fire Assay with Gravimetric Finish using a 30 gram pulp sample for both gold and silver. ALS Chemex routinely uses blanks and standards as part of their quality control and assurance program.

Some of the mineralized intervals are check assayed in the La Guitarra Mine laboratory using a 1/4 split of the retained core or a split of the retained reverse circulation sample. The assay technique used by the La Guitarra laboratory is Fire Assay with Gravimetric Finish on a 20 gram pulp sample for both gold and silver. Additional check assay work using a third party laboratory is planned for in the future when sufficient number of drill holes have been completed.

Trading Symbol TSX-VE: GGC

About La Guitarra and the Temascaltepec Mining District
La Guitarra mine is located in the Temascaltepec Mining District of Mexico State, Mexico. La Guitarra has been in operation since 1993 and in 2007 a total of 532,506 ounces of silver and 4,705 ounces of gold were produced from 53,873 tonnes of ore. Currently ore production is from La Guitarra mine and the adjacent San Rafael mine. All ore is processed in the 340 tonne per day La Guitarra Mill.

The Temascaltepec Mining District is one of Mexico’s oldest dating from 1555 when the Spanish began exploiting the rich silver and gold veins of the region. During its history the district has been home to many small scale mining operations and several large scale operations. Genco Resources has initiated the first ever systematic district wide exploration program using modern techniques.

For further information: Gregory K Liller, President
Tel: 604-682-2205
E-mail: gencoinfo@telus.net

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 550 – 999 West Hastings Street, Vancouver, B.C. V6C 2W2, Canada
Tel: (604) 682-2205 Fax: (604) 682-2235 www.gencoresources.com
GGC (TSX Venture Exchange)